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                         May 15, 2024

       Haggai Alon
       Chief Executive Officer
       SMX (Security Matters) Public Limited Company
       Mespil Business Centre, Mespil House
       Sussex Road, Dublin 4, Ireland

                                                        Re: SMX (Security
Matters) Public Limited Company
                                                            Registration
Statement on Form F-1
                                                            Filed May 10, 2024
                                                            File No. 333-279316

       Dear Haggai Alon:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Marion
Graham at 202-551-6521 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Stephen Fox